Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Incorporation
New Peoples Bank, Inc.	Virginia

NPB Financial Services, Inc.	Virginia

NPB Web Services, Inc.	Virginia

NPB Capital Trust I	Delaware statutory trust